Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries Holdings, Inc.

Form S-4 File Number: [●]

Below is a transcript of OCI Partners LP’s conference call on August 10, 2015. OCI Partners LP is a subsidiary of OCI N.V.

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the risk that access to financing, including for refinancing of indebtedness of the new holdings company or CF, may not be available on a timely basis and on reasonable terms; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, the new holding company will file with the SEC a registration statement on Form S-4 that will include as prospectuses a shareholder circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholder circular/prospectus will be mailed to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain a copy of the shareholder circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholder circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus/shareholder circular when it is filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.

OCI BEAUMONT LLC

Moderator: Omar Darwazah

August 10, 2015

12:00 p.m. ET

Operator:	This is conference # 96367063.

Operator:	Good morning. My name is Christina, and I will be your conference operator today. At this time, I’d like to welcome everyone to the OCIP second-quarter results earnings call.

Thank you. I would now like to turn the conference over to Frank Bakker. Please go ahead, sir.

Frank Bakker:	Thank you. Good afternoon, everyone, and thank you for joining us on our 2015 second quarter earnings call. I will start off by providing an update on the results of our debottlenecking project and our business. Our CFO, Fady Kiama, will provide an overview of the financial highlights of the quarter. Omar Darwazah, our Investor Relations Director, will then follow with an overview of the recently announced transaction between our sponsor company OCI N.V. and CF Industries. And also provide an update on the global methanol and ammonia markets.

Today, we will provide certain forward-looking statements on the Partnership’s outlook for the future. In this regard, we direct you to the risk factors and other cautionary statements set forth in the Partnership’s most recent reports and other filings with the SEC. As you review the press release posted on the Investor Relations section of our website at www.ocipartnerslp.com, and as you listen to this conference call, please recognize that they contain forward-looking statements as defined by Federal Securities law. Actual results may differ materially from those projected as a result of certain risks and uncertainties. Including those detailed in our press release, and from time to time in the Company’s Securities and Exchange Commission filings. These forward-looking statements are made as of today, and the Company assumes no obligation to update any forward-looking statements.

We will also include references to certain non-GAAP financial measures such as EBITDA. The non-GAAP financial measures section of our earnings press release reconciles EBITDA to the most directly comparable GAAP financial measure.

So let me start with an update on the result of the debottlenecking project. During the second quarter, we restarted our facility after completing the debottlenecking project and planned turnaround. As a result of the start of process, the results during the quarter reflect only one full month of operation at or above design capacity. The debottlenecking project increased the facility’s ammonia production design capacity to 331,000 metric tons per annum, and also increased the facility’s methanol production design capacity to 912,500 metric tons per annum. Both upgrades reflect a 25% increase over the previous design capacities. Based on operations to date, we’ve periodically exceeded the design capacity on both production lines.

With respect to our business, I will provide commentary on the four factors that directly affect our financial results. These are our capacity utilization, our sales volumes, our selling prices of ammonia and methanol and natural gas prices. It is important to note that during the quarter, the facility was shut down for two months in order to complete the planned turnaround and facility upgrade. And as a result, our results were materially impacted. During the second quarter of 2015, our methanol and ammonia production lines ran at capacity utilization rates of 90% and 83% respectively as compared to capacity utilization rates of 98% and 112% during the same period last year. These utilization rates do affect the planned down time related to the debottlenecking project and turnarounds. The utilization rates are lower, as we were ramping up both plans during the quarter to reach design capacity.

On the commercial side, we realized the following during the quarter. Our methanol sales price decreased by 23%, declining to $362 per metric ton in the second quarter, compared to $470 per metric ton in the second quarter of 2014. We sold approximately 157,662 metric tons of methanol, compared to

178,048 metric tons during the same period last year. And this represents an 11% decrease in methanol sales volume. Our [average] ammonia sales price decreased 13%, declining to $447 per metric ton, compared to $511 per metric ton in the second quarter of 2014. We sold approximately 62,613 metric tons of ammonia, compared to 73,643 metric tons during the same period last year, which represents a 15% decrease in ammonia sales volumes. On the cost side, our purchase price for natural gas decreased to an average of $2.87 per MMBtu during the second quarter of 2015 as compared to an average of $4.66 per MMBtu during the same period last year, representing a decrease of 38%.

This concludes the business update. I will now hand it over to Fady, who will provide a review of our financial performance.

Fady Kiama, OCI Partners LP —CFO:	Thank you, Frank. During the second quarter of 2015, we had consolidated revenues of $79.6 million, representing a 30% decrease over the same period last year. We had EBITDA of $28.2 million, representing a 46% decrease over the same period last year. We had net income of $13.5 million, representing a 67% decrease over the same period last year. And EBITDA and net income margins were 35% and 17% respectively for the second quarter of 2015, compared to 46% and 36% respectively during the same period last year. As of June 30, 2015, our total principal debt outstanding was $433 million, excluding debt discount and deferred financing costs.

There will be no distributions with respect to second-quarter earnings. The Board of Directors of the Partnership chose not to approve a distribution for the second quarter. So that the Partnership can use free cash flow from operations [related] during the quarter to complete the funding of the debottlenecking project. We expect to resume our quarterly cash distributions with respect to third-quarter earnings. Our guidance for cash distribution on a run rate basis per quarter is $0.62 per common unit. Our cash distribution guidance is based on an assumed average cost of natural gas of $2.62 per MMBtu, and an assumed average methanol selling price of $369 per metric ton, and an assumed average ammonia selling price of $440 per metric ton. The [posterly] cash distribution guidance is also based on a forecasted sales volumes of 223,000 metric tons, and 78,000 metric tons of methanol and ammonia respectively. Our run rate distribution guidance is based on a number of assumptions and estimates regarding our capacity utilization, our sales volume, our selling prices for methanol and ammonia, our working capital needs, our capital expenditure needs, and the practice of natural gas and feed stocks, all of which are inherently uncertain, and are primarily subject to commodity market conditions, which are in turn subject to a wide variety of significant business, economic, and regulatory risks and uncertainties. Therefore, these assumptions do not necessarily reflect current market conditions.

I will now hand over to Omar, who will provide you with a market update.

Omar Darwazah:	Thank you, Frank, and thank you, Fady, and thank you all for joining us today. I’d like to start off by providing an overview of the recently announced transaction between our sponsor Company, OCI N.V. and CF Industries. On August 6, the Partnership’s sponsor Company, OCI N.V., announced that it had entered into a definitive agreement to combine its North American, European, and global distribution businesses with CF Industries’ global assets. In a transaction valued at approximately $8 billion, based on CF’s current market price. This includes the assumption of approximately $1.95 billion in net debt. Under the terms of the agreement, CF will become a subsidiary of a new holding company domiciled in the United Kingdom. And OCI will contribute, among other subsidiaries and interests, its almost 80% stake in the Partnership to new UK company. Subject to closing, this transaction will qualify as change of control under the provisions of the Partnership’s current term loan facility agreement, and revolving credit facility agreement, which may result in the principal and accrued interest of those facilities to be declared due and payable in the manner and with the affect provided in those agreements. Such facilities are expected to be refinanced in connection with the closing of the transaction. The transaction requires the approval of shareholders of both OCI N.V. and CF, and is subject to receipt of certain regulatory approvals and other customary closing conditions. It’s important to note both S&P and Moody’s have announced that the deal is credit positive for the Partnership.

I will now provide an update on the global ammonia and methanol markets, as well as provide some color on our expectations for pricing in the short to medium term. The Tampa CFR contract price for ammonia was flat for the month of August, settling at $460, after increasing $10 during the month of July. The price increase illustrates stable market fundamentals during a period of typical seasonal declines. In the short-term, we expect ammonia prices to remain stable prior to the start of the fall application season. The latest US Department of Agriculture outlook for corn prices looks favorable, driven primarily by lower than expected corn production. We expect lower domestic corn production, coupled with favorable pricing, to bode well for ammonia pricing during the fourth quarter.

On the methanol side, in the United States, prices remained flat at $442 since May. But declined to $416 for the month of August, despite an increase in domestic demand during the second quarter, driven by higher demands from MTBE and formaldehyde. Prices have declined primarily on the back of ample methanol supply in the market, despite production issues in Venezuela and natural gas curtailments in Trinidad. Nevertheless, production issues in Egypt and Libya, coupled with growing demand for methanol in China for the production of olefins, should support methanol prices globally during the second half of the year. Subsequently we also expect prices in United States to be impacted positively.

In China, general and methanol demands has remained weak surrounding ongoing concerns about China’s macroeconomic situation. However, we believe the down side in pricing appears limited, as methanol plant shut downs in northwestern China during August will likely erode coastal inventories. Moreover, four to six new methanol to olefin plants are expected to commission by the end of 2015, and in the beginning of 2016. And these facilities are expected to add approximately nine million metric tons of new merchant methanol demands.

Thank you all for joining us, and we’re now open for questions.

Operator:	Your first question comes from Hassan Ahmed.

Hassan Ahmed:	Morning, gents. So first, a quick question on the transfer of control associated with the CF deal. A simple question, will OCIP continue to remain within the public domain? And associated with that, there has been some talk prior to this deal about drop-downs. I know it’s early days as far as the deal goes and the like, but how should we be thinking about further drop-downs going forward provided OCIP remains as an MLP within the public domain?

Omar Darwazah:	Hello, Hassan. This is Omar. These are obviously two great questions. Unfortunately, given the fact that the transaction is still being registered with the various regulatory authorities, we’ve really been advised to defer these specific questions directly to CF Industries’ IR team. So at this point in time, unfortunately, we can’t really provide additional color on the matter. However, their team should be able to give you further commentary on specifically both these questions.

Hassan Ahmed:	Completely, sir. So let me completely change gears here, and talk a bit about — I have a few questions about methanol fundamentals or the demand side of things. First question is obviously, we’ve seen some crude oil price volatility and the like. Going through Q4 of 2014 and Q1 of 2015, it seemed that methanol demand choked for a bit when we saw downward pressure on oil prices. But going through some of the commentary that Methanex made on it’s call, it just seems that methanol demand right now, despite this oil volatility, continues to remain robust. So question basically is that if you could talk a bit about the DME side of things, the fuel blending side of things in China, and the MTO side of things. Are you continuing to see, particularly relative to Q4 2014, Q1 2015, decent demand from those demand engines?

Omar Darwazah:	Absolutely. I think in fact the two biggest demand drivers in China today I would say are gasoline blending, methanol blending in gasoline, and obviously methanol to olefins. So with that in mind, as I alluded to on my commentary, the basic conventional demand for methanol in China for other products, such as formaldehyde and other building materials, is generally slowing down. But that serendipitously has been replaced now with a much, much stronger demand for methanol for the production of olefins. And again, we’re expecting another four to six facilities to come on stream by year end and into next year.

And also, as per the Chinese government’s intentions, they’re rolling out a blending program across all the provinces in the country. Given the fact that they’ve seen it as a very successful way to ultimately reduce NOx emissions, and to get better value for the consumer. So we echo Methanex’ thoughts. We believe that methanol demand has weathered a very tough period over the last 12 months, specifically driven by a decline in oil prices. We do believe that we’re entering a period where we might see even further decoupling between methanol and crude oil prices, which we all know today is going to be quite healthy for the industry.

So instead of thinking of methanol as a derivative — some sort of derivative of crude oil that then is used for the production of other products. Today, I believe methanol globally is trading more on its idiosyncratic supply/demand factors. As you mentioned, with conventional demand for formaldehyde and DME doing significantly better in the US versus other parts around the world. Given the fact that there is a macroeconomic rebound in the US, we expect the gasoline blending story in China, Israel, Australia, and other parts of the world, along with the olefin story in China, coupled with a rebound in conventional demand in the United States and potentially the rest of the world, maybe excluding Europe, this should bode very well for prices moving forward.

Hassan Ahmed:	Omar, one final one. This is very helpful. One final one, if I may. If I have my numbers right, this year through the course of 2015, around 3.2 million tons of non-integrated MTO capacity was supposed to come online in China. From what you’re hearing from the ground out in China, how much of that capacity has come online? And of that that’s come online, what sort of operating rates are those facilities running at currently?

Omar Darwazah:	So far we’ve seen approximately a little shy of 1 million tons commissioned between March and April of this year. As you know, that generates — it’s close to 3 million tons of new merchant methanol demand. Since one ton of olefins requires 2.7 tons of methanol. And the capacity utilization rates have actually been quite healthy across the boards. Minus one or two weeks of downtime here and there for maintenance, generally speaking, MTO facilities in China have been running at 85%, 90% utilization rates. Which is a fantastic testament to the fact that they’re making great returns. As we all know, and you’re obviously a veteran of the industry, in China, the moment you reach a marginal cost of production and you’re burning cash. Ultimately, the most immediate response to that is for the utilization rates in China to come down to possibly below 50% or 40% in order to ultimately minimize their losses.

They don’t shut down their facilities. Because as to quote several people I spoke to on the ground there, the banks would take over their assets and they would have to shut down the business. So high utilization rates in the olefin industry is a testament to the fact that they’re generating significant healthy double-digit returns on their olefin production today. And I believe that this is what’s going to keep at least methanol demand afloat in China for the next 12 months.

Hassan Ahmed:	Very helpful, Omar. Thanks so much.

Operator:	Your next question comes from Agnud Navere.

Agnud Navere:	Thanks for taking the question. I don’t know if I missed this earlier, but is there any update on the IRS situation with regards to qualifying income?

Omar Darwazah:	Hello, this is Omar here again. So we are currently working with our council on providing commentary to the IRS pertaining to the proposed legislation that they came up with a couple months back, but we’re still in the process. There isn’t any additional public update that we can provide. We have put forward a very robust response to the IRS that has been a project that collectively has gotten feedback from several people within the Company and outside. So we will continue to provide updates as they become available. But I can tell you that we’re in the middle of the commentary period as we speak.

Agnud Navere:	For sure. That’s helpful. But I guess just if you look at Westlake has done. They put out a public release giving their side of the argument. So could you just give any color as to what kind of an argument or a logic you’re presenting to the IRS, which will help you get the outcome that we all want?

Omar Darwazah:	Sure. I think we can probably speak more at length about this off line, since there are several angles to the argument. But I’d say right off the bat, the most immediate is the IRS today or, at least in the United States, because methanol is not used as a fuel or a fuel blend or a fuel replacement unlike other parts of the world, that’s a key component in the difference between the way the IRS views methanol as a natural gas based product that could be MLP [able] versus other countries in the world who have been using methanol as a fuel blend for years and years. So that, I would say, is one big reason. Like I said, I’m happy to speak off line in further detail about this.

Agnud Navere:	Sure. Thanks. So I just had one last follow up. Any thoughts on gas hedging for the longer term with (inaudible) is right now?

Omar Darwazah:	Well I think we did at one point consider gas hedges for a portion of our gas needs. However, the fact that we never pressed the button on that hedge makes us look very, very smart today given where gas prices are. And again, with obviously the Partnership being involved in the transaction as we speak, that would likely also be a question that I would defer to the CF Industries’ team. I’m sure they have a policy on gas hedging, and they can provide further details. But for the time being, OCIP management is not particularly chasing a specific gas hedge in place, given where natural gas prices are today.

Agnud Navere:	Thanks a lot.

Omar Darwazah:	Thank you.

Operator:	There are no further audio questions at this time.

Frank Bakker:	OK. I want to thank everybody for the questions and interest in the Company. And have a great afternoon. Thank you.

Operator:	This does conclude today’s conference call. We ask that you please disconnect your lines.

END